UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 7 June 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill≠, R P Menell, D M J Ncube, S P Reid^, G M Wilson
^Australian, †British, ≠Canadian, #Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com
Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
Credit facilities successfully refinanced
Johannesburg, 7 June 2016: Gold Fields Limited (Gold Fields) (JSE,
NYSE: GFI) has successfully refinanced its US$1,440m credit
facilities due in November 2017. The new facilities amount to
US$1,290m and comprise three tranches:
A. US$380m - 3-year term loan margin 250 basis points (bps)
over Libor
B. US$360m - 3-year revolving credit facility (RCF) (with an option to extend to up to 5 years)- margin 220bps over Libor
C. US$550m - 5-year RCF- margin 245bps over Libor
The new facilities have been concluded with a syndicate of 15 banks.
On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of US$645m will be drawn from the new facilities to repay the existing US$ facilities, with
US$645m remaining unutilised.
The refinancing is a key milestone in balance sheet
management and increases the maturity of its debt, with the first maturity now only in June 2019 (previously November 2017).
In addition, since the start of the year, Gold Fields has successfully reduced its net debt by approximately US$150m following the tender offer on the bonds and the accelerated equity raising.
Moody's Investors Service and Standard & Poor's revised the outlook on the long-term credit rating of Gold Fields
to stable from negative in March and April, respectively.
Enquiries
Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za

ends
Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources
5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 7 June 2016
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer